                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934



                            PIONEER COMPANIES, INC.
                      (formerly known as GEV Corporation)
                      -----------------------------------
                               (Name of Issuer)


                     Class A Common Stock, $.01 par value
                     ------------------------------------
                        (Title of Class of Securities)


                                   723643102
                                   ---------
                                (CUSIP Number)

                               Frans G.J. Speets
                               1954 Clover Court
                         Pleasanton, California  94566
                                (510) 485-9317
                                --------------
           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)


                                April 20, 1995
                                --------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ] .

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
- -----------------------
  CUSIP NO. 723643102
- -----------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Frans G.J. Speets
- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      PF

- -------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) or 2(e)



- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      U.S.

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            N/A

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          481,325
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             N/A

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          481,325
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      481,325

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12


- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
13
      6.2%

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN

- ------------------------------------------------------------------------------

                                 SCHEDULE 13D
- -----------------------
  CUSIP NO. 723643102
- -----------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Sonora Trust
- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      PF

- -------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) or 2(e)



- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Cook Islands

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            N/A

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          481,325
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             N/A

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          481,325
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      481,325

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12


- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
13
      6.2%

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      OO

- ------------------------------------------------------------------------------

                        ORIGINAL REPORT ON SCHEDULE 13D


Item 1.  Security and Issuer

     The class of equity securities to which this statement ("this Statement") relates is Class A Common Stock, par value $.01 per share ("Common Stock"). The name and address of the principal executive office of the issuer of the Common Stock (the "Issuer") are Pioneer Companies, Inc., 165 Mason St., Greenwich, Connecticut 06830. The Issuer was formerly known as "GEV Corporation" and changed its name from "GEV Corporation" to "Pioneer Companies, Inc." on April 20, 1995 in connection with the acquisition referred to below.

     On April 27, 1995, the Issuer effected a one-for-four reverse split of the Common Stock. All Common Stock amounts set forth in this Statement, and per share amounts with respect to Common Stock, have been adjusted to give effect to such stock split.

Item 2.  Identity and Background

     The following information in this Item 2 is provided with respect to Frans G.J. Speets ("Speets").

     (a) The name of the reporting person is Frans G.J. Speets. Speets is the beneficial owner of 481,325 shares of Common Stock which shares are held of record by Sonora Trust a trust for which Southpac Trust International Inc. serves as trustee (the "Trustee"). As the trust protector pursuant to the Sonora Trust, Speets has the authority to direct the Trustee respecting voting and disposition of the Common Stock.

     (b) The business address of Speets is 1600 W. Linne Rd., Suite J, Tracy, California 95376.

     (c) Speets' principal occupation is serving as an officer of certain subsidiaries of the Issuer.

     (d) Speets has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

     (e) During the last five years, Speets has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Speets is a citizen of the United States of America.

     The following information in this Item 2 is provided with respect to the Sonora Trust:

     (a) The name of the reporting person is Sonora Trust.

     (b) The business address of the Sonora Trust is c/o Frans G.J. Speets, 1954 Clover Court, Pleasanton, California 94566.

     (c) The Sonora Trust is the record holder of 481,325 shares of Common Stock and certain other assets previously held by Speets. The Trustee pursuant to the Sonora Trust votes and disposes of the Common Stock as directed by Speets in his capacity as the trust protector under the Sonora Trust.

     (d) The Sonora Trust has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

     (e) During the last five years, the Sonora Trust has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or first order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

Item 3.  Sources and Amounts of Funds or Other Consideration

     The Sonora Trust purchased 481,325 shares of Common Stock from the Issuer on April 20, 1995 for $2,541,400, or $5.28 per share. The shares of Common Stock so acquired by the Sonora Trust were acquired with personal funds, constituting a portion of the proceeds received by Speets or the Sonora Trust on such date from the sale to a subsidiary of the Issuer of shares of the common stock of Pioneer Americas, Inc.

Item 4.  Purpose of Transaction

     The Sonora Trust acquired its shares of Common Stock for investment purposes and in connection with the acquisition by the Issuer (the "Acquisition") and Pioneer Americas Acquisition Corp. of all of the outstanding common stock of Pioneer Americas, Inc.

     The Sonora Trust does not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of
Schedule 13D.

Item 5.  Interest in Securities of the Issuer

     (a) See the information contained in items (7) - (10), (11) and (13) on each of the cover pages of this Statement for a description of the aggregate number and percentage of outstanding shares of Common Stock beneficially owned (including the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or direct the vote, sole power to dispose or to direct the disposition or shared power to dispose or to direct the disposition) by each person named in Item 2.

     (b)  See paragraph (a) above.

(c) The Sonora Trust acquired the 481,325 shares of Common Stock from the Issuer on April 20, 1995 in connection with the Acquisition.

     (d)  Not applicable.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of The Issuer

     In connection with the Acquisition, the Issuer entered into a Registration Rights Agreement with Speets and certain other holders of Common Stock pursuant to which the Issuer granted to Speets and such other stockholders certain rights to have shares of Common Stock (including shares held by the Sonora Trust) included in registration statements that may be filed by the Issuer with respect to its equity securities.

     In connection with the Acquisition, Speets entered into an employment agreement with the Issuer and was granted, pursuant to the Issuer's 1995 Stock Incentive Plan, options for the purchase of 25,000 shares of Common Stock for an exercise price of $6.50 per share. These options are exercisable beginning April 20, 1998.

     Although 481,325 shares of Common Stock subject to this Statement are held of record by the Sonora Trust, Speets as the trust protector and beneficiary under the Sonora Trust, has exclusive authority to direct the voting and disposition of such shares.

Item 7.  Material to be Filed as Exhibits

     None.

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

April 28, 1995

                                             /s/ Frans G.J. Speets
                                            ------------------------------
                                                 Frans G.J. Speets

                                   SIGNATURE


    After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

April 28, 1995                   SONORA TRUST


                                 By: Southpac Trust International Inc.,
                                     as Trustee



                                 By: /s/ Howard Shulman
                                     -----------------------------------------
                                     Howard Shulman, as the duly authorized
                                     attorney-in-fact and agent of Southpac
                                     Trust International Inc. in its capacity
                                     as Trustee of The Sonora Trust and not in
                                     its personal capacity